UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42483

TJGC Group Limited

(Registrant’s Name)

Unit F, 12/F Kaiser Estate Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Share Repurchase Program

On September 24, 2026, the board of directors (the “Board”) of TJGC Group Limited (the “Company”) approved and adopted a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company may repurchase up to an aggregate of US$2,000,000 of its Class A ordinary shares of no par value (the “Class A Ordinary Shares”), from time to time, through open market purchases, block trades, in privately negotiated transactions, or by other means, in each case in compliance with applicable federal securities laws, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Share Repurchase Program does not obligate the Company to repurchase any specific number or dollar amount of Class A Ordinary Shares, has no time limit, and may be modified, suspended or discontinued at any time without notice at the discretion of the Board.

On September 24, 2026, the Company issued a press release announcing the Share Repurchase Program. The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-298708), including the prospectus forming a part thereof, to the extent not superseded.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TJGC Group Limited

Date: September 24, 2026	By:	/s/ Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Officer

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